SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of October, 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: 3rd Quarter Results

Embargo: 7.00am Wednesday 26th October 2005

PRUDENTIAL PLC THIRD QUARTER 2005 NEW BUSINESS RESULTS AND GROUP UPDATE

For the first nine months of the year:

- Total Group Insurance sales of GBP10.8 billion, up 33 per cent on 2004

- Total Group Insurance APE sales of GBP1.6 billion, up 27 per cent on 2004

- Jackson National Life's (JNL) APE sales of GBP401 million, up 17 per cent on 2004

- APE sales at Prudential Corporation Asia of GBP508 million, up 27 per cent on 2004

- Prudential UK and Europe APE sales of GBP700 million, up 34 per cent on
  2004

- M&G had record gross fund inflows of GBP5.6 billion, up 62 per cent on
  2004

Group Update

- Clear articulation of Group strategy built on maximising shareholder value through mainly organic growth in US, Asia and UK

- Focus on becoming a leader across the three regions in retirement services, in addition to life insurance and fund management

- JNL is a key part of our plans to achieve a leading position in retirement services in the US: increased remittances from JNL to Group

- Asia has sufficient funding to exploit in full the growth opportunities in the region, while remaining on track to become cash positive in 2006

- We have three strong UK franchises, but there are opportunities for cost synergies and potential revenue benefits from close collaboration

- Egg retained with important role in this broader UK strategy

- Well placed in fund management globally to capitalise on increasing appetite for transparent investment products, access to more global products and the continuing rise of open architecture platforms

- Capital and cash to fund organic growth over the medium term, within our current and developing balance sheet.





Commenting, Mark Tucker, Group Chief Executive said:

"All our businesses are showing strong growth and these results are a clear demonstration of the momentum that the Group has built up. They confirm that our businesses are in robust health and the prospects are positive.


"JNL's total APE sales were up 17 per cent, and within that retail sales for the nine months were GBP308 million - that's up 14 per cent on 2004. Improved variable and fixed index annuity sales were partially offset by decreased fixed annuity sales.


"In Asia, we've followed a strong second quarter with a very good third quarter
- a quarter that's up 32 per cent on the same period last year. Sales of more profitable regular premium products now represent 89 per cent of APE sales.

"In the UK, growth has been driven mainly by strong sales of unit-linked bonds and bulk annuities. Competition has intensified in some areas in the third quarter, particularly in protection and in elements of the individual annuity market. Despite this, we remain confident that we will achieve our forecast of 10 per cent APE growth in 2005.

"M&G, supported by excellent investment performance had record gross fund inflows for the nine months of GBP5.6 billion - an increase of 62 per cent on the same period last year. Net fund inflows increased 343 per cent to GBP2.7 billion for the year to date.


"Egg reported separately today and their results represent a solid performance at a time when the unsecured lending market remains highly competitive."

Group Update

Mark Tucker also provided an update on the future direction of the Group. He said:

"The Group has undertaken a comprehensive review of retail financial services markets in all major geographies, not just Prudential home territories.
"We have one clear standard that we use to guide all of our strategy decisions - the choices we make and the actions we take must consistently generate sustainable value for our shareholders. And our actions must achieve the optimum balance between present and future growth and profitability.

"Taking a broader view has, in many areas, confirmed the existing strategies Prudential has been following as sound. However we see a need, looking to the future to target a broader spectrum of opportunity than just life insurance - important and profitable though we expect that sector to be for us."

JNL is a highly successful and well-positioned participant in a market in which we want to be powerful. We see the US as a very important part of the Group's plans to achieve a leading position in retirement services internationally.

As "Baby Boomers" retire and shift their focus from asset accumulation to income distribution, one of JNL's main aims will be to capture a proportion of these flows - it has all the attributes to succeed. With an emphasis on sales of low capital intensive variable annuity products, solid operating results and strong investment portfolio performance, JNL is capable of self-generating the capital necessary to support its future growth at our required returns and return a growing remittance to the centre.

Asia has been the main engine for growth in the Group in recent years and we have no intention of restricting growth in Asia to a level lower than that which we consider commercially optimum and sustainable. We can meet our challenging growth targets and do so within our stated aim of turning cash positive from 2006. The strategy will continue to be to grow primarily by organic means in all markets, but with particular focus on China, Taiwan, Korea and India.
To drive this forward, Mark Norbom, Chief Executive of Prudential Corporation Asia, recently announced a number of new roles and enhanced responsibilities across the region.

In the UK, the Group has three very strong franchises to build on - M&G continues both to deliver top tier investment performance and accelerate profitability, Egg has demonstrated the power to build a large-scale "sticky" customer base of over three million and a very powerful consumer brand, while our UK insurance operations continue to deliver against its growth and value targets.

Although each of the businesses will continue to target growth in its own sector, we see opportunities for greater collaboration allowing us to capitalise on the strong positions we have in different areas of the market.

We have decided to retain and develop Egg. The potential advantages that we can get from owning Egg make it clear that retaining it is the right decision. It fits in with our objective of generating more value for our customers and shareholders.

There are four key reasons behind this decision. Egg has built a strong customer franchise with over 3 million younger, more affluent customers - and these customers are a good and very different complement to Prudential's multi-million UK customers. Second, is its brand. Next, Egg's direct distribution model has supported upwards of 20 per cent compound growth since 2000. In a world of increasing intermediation, we believe that maintaining a direct distribution capability remains very important. Finally, Egg also provides the expertise and infrastructure as our entry point into the highly profitable personal savings and loans market. The short-term payback and the lower capital-intensive lending and deposit products are also an important complement to our longer-term capital-intensive retirement offering in the UK.

Cost benefit can be won through managing administration and IT infrastructure more closely and by seeking to coordinate our marketing efforts where this makes sense. Revenue opportunities are a potential prize as we work through how best to add value to our millions of Prudential customers by offering a wider range of retail financial services products, banking and loan products manufactured by Egg and extremely attractive medium to long-term savings products manufactured by M&G.

We are in the process of a detailed review of how best to realise these synergies. We will be considering whether there is a financial and commercial case for bringing Egg fully into the Group through a share exchange or whether to retain the existing structure. No decision has been made as yet.

Prudential has three excellent asset management businesses. We anticipate an increasing appetite for transparent investment products, access to more global products and a continuing rise in open architecture platforms plus a rapidly expanding role for cross-border sales off a common investment platform. As a result of our performance, brand and distinctive investment culture, we are exceptionally well-placed to capitalise on these factors.

There are material synergies for us to act on. We have identified three main areas where there are material cost savings from working across the business units. These are capital management, risk management and in the Group's IT infrastructure. For example, work underway on a single global IT infrastructure should provide a saving of GBP20-25 million a year.

Capital management is at the centre of the Group agenda. We have taken a very hard look at where our capital is deployed. Our performance and our efforts to improve capital efficiency, have yielded significant improvements over the last year.

Over the medium term, we have the capital and cash to fund organic growth within our current and developing balance sheet. There are also further options to increase our capacity in the future through debt and alternative capital sources.



Mark Tucker concluded:

"Prudential is a successful business and we will continue to build shareholder value. We're going to sustain the geographical spread that has stood Prudential in such good stead over the last decade.

"We'll continue to build market leading franchises in the US and Asia and build on our strong positions in the UK. We'll do that by organic growth and by building on our proven strengths and in particular we'll take advantage of the global 'retirement financing' opportunity and our strong life insurance and fund management businesses.

"Alongside our ambition to become a leading player in retirement services, we'll leverage our capabilities and assets in all related financial service markets where we are confident we have a basis for advantage."

Update on Group Capital and Cashflow

Philip Broadley, Group Finance Director, also provided an update on Group capital and cashflow. He said:

"One of the benefits of the Group's present structure and operations is the diversification benefit we get from the spread of risks we've taken on. Using our internal capital model, our gross capital requirement of GBP3.7 billion is reduced by over GBP1 billion, or about 30 per cent because of the benefits of diversification across the Group.

"As at 31 December 2004, as previously reported, Prudential had a surplus of GBP845 million on the Financial Conglomerates' Directive basis, which we expect to be broadly maintained at the end of 2005."

Taiwan

Philip Broadley also gave a summary of the Group's in-force insurance liabilities in Taiwan.

Prudential's in-force business in Taiwan includes traditional whole of life policies where the premium rates have been set by the regulator at different points in time for the industry as a whole. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included allowances for mortality and expenses. Guarantees have fallen over time as interest rates have reduced from a high of 8 per cent to levels of around 2 per cent today. The current low level of bond rates available in Taiwan gives rise to a negative spread against the majority of these policies.

The current cash costs of funding in-force negative spread in Taiwan is around GBP30 million a year. With planned growth, Taiwan is expected to become cash positive during 2010 even if rates were to stay unchanged.

In line with our strategy to develop the Taiwan business away from traditional business, the current mix of new business in Taiwan is 78 per cent unit-linked and protection. Interest rates have little effect on new business profitability and a 100 basis points fall in interest rates would reduce the new business margin in Taiwan by less than two percentage points.

Interest rate risk in Taiwan is allowed for within our economic capital modelling on a stochastic basis. This capital is held in central funds and is not required as local capital in Taiwan.

For regulatory capital purposes the FSA has agreed that we should modify the calculation so that the capital requirement in Taiwan under the Financial Conglomerates' Directive can be determined on an economic capital basis that reflects the nature of our in-force liabilities in Taiwan.

In achieved profits reporting at the 2005 half year we assumed that Taiwanese bond rates, currently at around 2 per cent, will trend to a long-term assumption of 5.5 per cent by 31 December 2012. Allowance is made for the mix of assets in the fund, our future investment strategy and the market value depreciation of bonds already held by the fund as yields rise to the assumed long-term yields. At the half year this resulted in an assumed Fund Earned Rate that trends from
2.3 per cent to 5.8 per cent by 31 December 2013. There is a slight decline in the Fund Earned Rate in the first few years as the depreciation of long bonds exceeds the corresponding income pick up as rates rise.

Taiwan's achieved profits embedded value at the end of 2004 was GBP153 million with sensitivities to bond rates as follows:

   -a 100 basis point fall in starting bond rates would reduce embedded value by GBP84 million
   -a 100 basis point increase in starting bond rates would increase embedded value by GBP70 million
   -a 100 basis point parallel decrease in bond rates with an equivalent adjustment to the risk discount rate would reduce embedded value by GBP204 million
   -a 100 basis point parallel increase in bond rates with an equivalent adjustment to the risk discount rate would increase embedded value by GBP148 million

Prudential restated its 2004 year end achieved profits results to reflect European Embedded Value (EEV) principles on 2 June 2005. In these restatements the capital allocated to Asia was increased in line with the increase in economic capital and resulted in a charge of GBP269 million to embedded value. Prudential will adopt EEV as its Supplementary Reporting basis for its 2005 year end reporting. EEV embedded value has been established using a trended basis to longer-term rates with a prudent allowance for capital on a stochastic basis for the possible scenarios where lower interest rates would prevail.

Taiwan remains a key growth market for Prudential and was the largest of our markets in Asia in the nine months to 30 September 2005 in terms of APE sales.


Commentary on Nine Months' Results


UK and Europe Insurance Operations

Prudential UK and Europe APE sales in the first nine months of 2005 of GBP700 million were up 34 per cent on the same period of 2004, driven mainly by strong sales of bulk annuities and unit-linked bonds. This increase in sales includes the acquisition of the in-force pension annuities book from Phoenix Life & Pensions ("PLP") in June 2005. Excluding this transaction, APE sales increased by 7 per cent.

Bulk annuity sales in the first nine months of 2005 of GBP193 million were up GBP168 million on the prior year. Excluding the PLP transaction, growth in bulk annuity sales remained strong (up 92 per cent), reflecting Prudential's leading position in this market.

Although sales of individual annuities through intermediaries slowed due to the current competitive pricing environment to which Prudential chose not to respond, sales through the Partnerships and Direct to Consumer channels have largely been unaffected. Total individual annuity sales increased by 4 per cent on last year to GBP163 million, demonstrating the benefits of Prudential's diversified distribution capability.

APE sales of unit-linked bonds increased 69 per cent to GBP49 million, reflecting continued progress being made by Prudential in the IFA unit-linked bond market.

Corporate pension sales have remained challenging with APE sales of GBP117 million in the first nine months of 2005 down 13 per cent on the same period last year. However, a number of larger mandates have been secured for the latter part of 2005, including the group stakeholder pension schemes for Royal & SunAlliance and Goodyear Dunlop.

APE sales for Prudential's European operations increased 88 per cent to GBP15 million, reflecting growing bond sales through new and existing distributors.

Both PruFund and PruHealth celebrated their first anniversaries in the third quarter. PruFund's initial investors received a total increase in their policy values of 8.4 per cent during the year (after tax and fund charges) reflecting the continued superior investment performance of Prudential's life fund. This strong investment performance was recognised in the Cazalet 2005 with-profits report where Prudential's rating increased from 8/10 to 9/10.

PruHealth had a good first year with sales growing more than 30 per cent per month in 2005. At the end of the third quarter of 2005, PruHealth had over 200 group clients and covered approximately 13,250 individuals. Premium income for the first nine months of 2005 was GBP5 million, of which GBP2 million was written in the third quarter.

Prudential's new lifetime mortgage product, Prudential Property Value Release Plan, has been open for quotations and illustrations since the end of August 2005, and launched for new business earlier this month. This innovative product which gives customers greater flexibility and control over the timing of when they draw down funds, thereby reducing total interest charges over the lifetime of the loan, has been well received by advisers and customers.

In September 2005, Bankhall announced that Prudential had been appointed to its multi-tie panel to provide annuities, bonds, pensions, and protection products. Bankhall is one of the UK's largest distributors of financial advice with over 7,500 financial advisers. This followed Prudential's appointment in July to Sesame's regulated multi-tie panel. Prudential was selected as a provider of guaranteed and with-profit annuities, investments, protection, and individual pensions and the panel went live in September. Prudential has been appointed to all but one of the major multi-tie networks announced to date and is strongly positioned to increase its share in the depolarised marketplace as this develops over the next couple of years.

Competition in some parts of the UK market remained challenging in the third quarter, in particular for protection and annuities where pricing has intensified. Despite this, Prudential UK remains confident that it will achieve overall growth in APE sales of 10 per cent in 2005.


M&G

M&G delivered record gross fund inflows of GBP5.6 billion in the first nine months of 2005, an increase of 62 per cent on the same period last year. Net fund inflows increased 343 per cent to GBP2.7 billion year to date.

Gross retail fund inflows were a record GBP2.7 billion, more than double the inflows in the same period last year, on the back of strong retail fund performance across all asset classes. Sales of equity funds were particularly strong, reflecting the fact that in equities M&G now has 72 per cent of funds in the top quartile over three years and 84 per cent of funds beating the sector average. M&G's UK retail business delivered gross fund inflows of GBP1.1 billion, already surpassing the whole of 2004. M&G International, which sells funds in Germany, Austria, Italy, Luxembourg and Switzerland, continued to grow very strongly, with gross fund inflows of GBP697 million, compared to GBP229 million for the first nine months of 2004. The South African business generated gross fund inflows of GBP855 million, up from GBP225 million for the same period last year. Net retail fund inflows across M&G's retail businesses totalled GBP899 million, a 484 per cent increase compared to last year.

Gross institutional fund inflows increased by 31 per cent in the first nine months of this year, totalling GBP2.9 billion. Net fund inflows were GBP1.8 billion, compared to GBP463 million last year. M&G's Collateralised Debt Obligations (CDO) business continued to develop strongly with net inflows of GBP521 million in the year to date. Institutional funds under management in the areas of segregated fixed income, pooled funds and property have also continued to grow during the year.


Jackson National Life

Jackson National Life (JNL) has delivered a strong result in the first nine months with total APE sales of GBP401 million up 17 per cent on the same period in 2004, as a result of increased variable annuity, fixed index annuity, and institutional product sales. Total retail APE sales for the first nine months of GBP308 million were up 14 per cent on 2004 as improved variable and fixed index annuity sales were partially offset by decreased fixed annuity sales during the period.

For the first nine months of 2005, variable annuity APE sales of GBP187 million were up 27 per cent on the prior year, following on from record sales in 2004. Total sales of variable annuities exceeded $1 billion in each of the first three quarters of 2005, with sales in each consecutive quarter surpassing the last. This result was achieved against a decline in the variable annuity market of 5 per cent for the first half of 2005(1), and reflects JNL's continued success in product innovation and distribution.

JNL was ranked as the 12th largest provider of variable annuities in the US market during the first half of 2005, compared with 15th during the same period last year. Its variable annuity assets grew 11 per cent during the first half of the year, compared with total industry growth of 1 per cent1. The rate of take-up of the fixed account option continued to decline at 22 per cent during the first nine months, compared with 28 per cent during the same period in 2004, primarily as a result of continued low interest rates and customers' desire for greater equity exposure.

APE sales of fixed annuities were GBP64 million, down 24 per cent on the first nine months of 2004, reflecting continued low interest rates and a relatively flat yield curve in the US, which has made rates on short-term certificates of deposit more attractive to customers.

Fixed index annuity APE sales of GBP46 million were up 59 per cent on the first nine months of 2004, reflecting customers' increasing preference for fixed products with the potential for higher returns linked to equity index performance.

APE sales of life products of GBP11 million for the first nine months of 2005, were up 10 per cent on the prior year.

APE sales of institutional products for the first nine months of the year were GBP94 million, up 31 per cent on the same period in 2004, reflecting several attractive issuance opportunities in the first half of 2005.

Curian Capital, which provides innovative fee-based separately managed accounts, had deposits of GBP315 million for the first nine months of the year, up 7 per cent over the same period in 2004. Currently in its third year of operation, Curian has surpassed $1.5 billion of funds under management.

Jackson National has delivered impressive sales growth in the first nine months of 2005. The customer friendly annuity products, low-cost structure, relationship-based distribution model, and award-winning customer service have positioned the company well to capitalise on growth opportunities in the US market going forward.

Prudential Corporation Asia

Prudential's Asian operations have continued the strong growth shown at the half year with total APE sales in the first nine months of GBP508 million, up 27 per cent on the same period last year. For the third quarter of 2005, sales on an APE basis of GBP197 million represent an increase of 32 per cent on the same three month period in 2004 and 15 per cent growth over the second quarter of 2005. Sales of more profitable regular premium products continue to grow and now represent 89 per cent of APE sales.

Prudential's Korean life operation has sustained its strong performance recorded at the half year with third quarter APE sales of GBP31 million, an increase of 107 per cent on the same quarter last year. APE sales for the first nine months of 2005 were up 90 per cent on prior year. This increase clearly demonstrates the flexibility of its multi-channel distribution model, with in-house financial consultants and general agents currently the primary distribution channels, supported by contributions from direct marketing and bancassurance.

Prudential's Indian life insurance joint venture with ICICI remains firmly in position as the number one private sector life insurance company. Prudential's 26 per cent share of the joint venture's APE sales for the first nine months of 2005 was GBP41 million, up 64 per cent on the same period in 2004. The business continues to extend its geographic reach in India with 74 branches to date and has grown its tied agency force by 72 per cent over prior year.

The life insurance joint venture with CITIC in China continues its rapid growth with a 17 per cent increase in third quarter APE sales compared to the second quarter, and a 46 per cent increase compared to the third quarter last year. APE sales for the first nine months of 2005 were GBP16 million, up 33 per cent on the same period of 2004. Progress continues to be made in establishing CITIC Prudential as the leading foreign joint venture life insurer in terms of geographic coverage, with six new city licences added during 2005 bringing the total to 10.

In Indonesia, APE sales for the first nine months of GBP33 million represent a 57 per cent increase on the same period of 2004. Third quarter sales of GBP13 million were 18 per cent ahead of the second quarter.

Third quarter APE sales in Taiwan increased 50 per cent over the second quarter. This was in part due to the successful launch of a new unit linked retirement product in the previous quarter. For the first nine months of 2005, APE sales were up 13 per cent on prior year to GBP120 million. Unit-linked sales in Taiwan continue to grow and now represent 65 per cent of total APE sales in Taiwan on a year-to-date basis.

Prudential's Singapore life operation delivered APE sales growth of 21 per cent compared to both the second quarter and to the same nine month period last year, driven in part by the launch of six new investment linked funds in 2005.

In Hong Kong, growth in APE sales was 7 per cent compared with the same nine month period last year demonstrating good performance in a challenging market. Third quarter sales of the more profitable regular premium products have continued to grow quarter on quarter over the nine month period due to growth from the bancassurance channels.

In Malaysia, Prudential's life business continues to benefit from its market leading agent productivity with total APE sales for the first nine months of 2005 of GBP46 million, up 18 per cent on the same nine month period last year.

Year to date aggregate APE sales from the remaining four markets of the Philippines, Thailand, Vietnam and Japan are down 9 per cent compared with the same nine month period last year. In Vietnam, sales for the first nine months of 2005 were down 20 per cent from the same period last year as industry growth continues to be slower than in 2004.

Total investment product funds under management are GBP9.3 billion, up 22 per cent on 2004. Earlier this year ICICI, Prudential's joint venture partner in the Prudential ICICI Asset Management Company, agreed to purchase an additional 6 per cent share of Prudential ICICI Asset Management Company. The transaction was completed on 26th August, bringing ICICI Group's share to 51 per cent, while Prudential now holds 49 per cent. As a result, Prudential no longer consolidates Prudential ICICI Asset Management Company as a subsidiary.

Net investment product inflows of GBP0.9 billion are up 249 per cent on 2004. Strong net inflows in Japan of GBP836 million and Korea of GBP473 million were partially offset by net outflows in Taiwan of GBP570 million where the bond fund market remains unsettled and of GBP150 million in third party institutional mandates.

We are confident of our ability to grow strongly and profitably in Asia. The opportunities in our newer markets, coupled with the strength of our larger operations, should enable us to maintain good sales growth for the remainder of 2005.

Egg

Egg has separately announced its third quarter results today.


Dealing Disclosure Requirements


Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "City Code"), any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control relevant securities of Prudential or Egg, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Prudential or Egg is required to disclose, by not later than 12.00 noon (London time) on the London business day following the date of the relevant transaction, dealings in such securities of that company (or in any option in respect of, or derivative referenced to, any such securities) during the period to the date on which the offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn.


Under the provisions of Rule 8.1 of the City Code, all dealings in relevant securities of Prudential or Egg by Prudential or Egg, or by any of their respective "associates" (within the meaning of the City Code) must also be disclosed.


If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.takeoverpanel.org.uk or contact the Panel on telephone number +44 20 7638 0129; fax +44 20 7236 7013.





                                    - ENDS -

Enquiries:

Media                                 Investors / analysts
Jon Bunn                020 7548 3559 James Matthews       020 7548 3561
William Baldwin-Charles 020 7548 3719 Marina Novis         020 7548 3511
Joanne Doyle            020 7548 3708

Notes to Editors

1. All comparisons above and in the narrative below are quoted at constant exchange rates (CER). See Notes to Editors for further details.

2. Sales for overseas operations have been reported using average exchange rates as shown in the attached schedules. Commentary is given on the results on a constant exchange rate basis. The two bases are compared in the table below.


                             Annual Premium Equivalent Sales
                 Actual exchange rates            Constant exchange rates
              YTD 2005    YTD 2004     +/-(%)    YTD 2005   YTD 2004    +/-(%)
                  GBPm        GBPm                   GBPm       GBPm
UK &               700         521        34%         700        521       34%
Europe
US                 401         346        16%         401        342       17%
Asia               508         394        29%         508        401       27%
                ------      ------       ----      ------     ------      ----
Total            1,609       1,261        28%       1,609      1,264       27%
                ------      ------       ----      ------     ------      ----

                                      Gross Inflows
                 Actual exchange rates            Constant exchange rates
              YTD 2005    YTD 2004     +/-(%)    YTD 2005   YTD 2004    +/-(%)
                  GBPm        GBPm                   GBPm       GBPm
M&G              5,600       3,451        62%       5,600      3,451       62%
Asia            14,380      13,888         4%      14,380     14,472      (1%)
                ------      ------       ----      ------     ------      ----
Total           19,980      17,339        15%      19,980     17,923       11%
                ------      ------       ----      ------     ------      ----

                       Total Insurance and Investment New Business
                 Actual exchange rates            Constant exchange rates
              YTD 2005    YTD 2004     +/-(%)    YTD 2005   YTD 2004    +/-(%)
                  GBPm        GBPm                   GBPm       GBPm
Insurance       10,800       8,150        33%      10,800      8,124       33%
Investment      19,980      17,339        15%      19,980     17,923       11%
                ------      ------       ----      ------     ------      ----
Total           30,780      25,489        21%      30,780     26,047       18%
                ------      ------       ----      ------     ------      ----

3. There will be a conference call today for wire services at 7.30am (BST) hosted by Mark Tucker, Group Chief Executive and Philip Broadley, Group Finance Director. Dial in telephone number: +44 (0)20 8609 0205. Passcode:
    155439#

4.  A press conference will take place at 11.30am (BST) at Governor's
    House, Laurence Pountney Hill, London, EC4R 0HH. This will be hosted by Mark Tucker, Group Chief Executive, and Philip Broadley, Group Finance Director. Please call the press office on +44 (0)20 7548 3708 if you wish to attend.

5. A presentation to analysts will take place at 9.30am (BST) at Governor's House, Laurence Pountney Hill, London, EC4R 0HH. An audio cast of the presentation and the presentation slides will be available on the Group's website, www.prudential.co.uk.

6. There will be a conference call for investors and analysts at 2.30pm (BST) hosted by Mark Tucker, Group Chief Executive and Philip Broadley, Group Finance Director. Please call from the UK
    +44 (0)800 358 2705 and from the US +1 866 793 4279. Pin number 487687#. A recording of this call will be available for replay for one week by dialling: +44 (0)20 8609 0289 from the UK or +1 866 676 5865 from the US.
    The conference reference number is 129574.

7. High resolution photographs are available to the media free of charge at www.newscast.co.uk (+44 (0) 207 608 1000).

8. An interview with Mark Tucker, Group Chief Executive, (in video/ audio/text) will be available on www.cantos.comand www.prudential.co.ukfrom 7.05am on 26th October 2005.

9. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

10. Total number of Prudential plc shares in issue as at 14th October 2005 was 2,383,761,711

11. Financial Calendar 2005-2006:

Q4 New Business Figures                     25th January 2006
Full Year 2005 Results                      16th March 2006
Q1 New Business Figures                     20th April 2006
AGM                                         18th May 2006
Interim Results                             28th July 2006

12. In addition to the financial statements provided with this press release, additional financial schedules are available on the Group's website at www.prudential.co.uk

*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP187 billion in assets under management, (as at 31 December 2004). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements
This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.




                                           Schedule 1A - Constant Exchange Rates


PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2005

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

                UK & Europe               US (1a)                Asia (1a)                 Total

           2005 Q3 2004 Q3    +/- 2005 Q3 2004 Q3 +/- (%) 2005 Q3 2004 Q3 +/- (%) 2005 Q3 2004 Q3 +/- (%)
               YTD     YTD    (%)     YTD     YTD             YTD     YTD             YTD     YTD
              GBPm    GBPm           GBPm    GBPm            GBPm    GBPm            GBPm    GBPm

Total        5,848   3,956    48%   3,919   3,340     17%   1,033     828     25%  10,800   8,124     33%
Insurance
Products
Total        5,600   3,451    62%       -       -      0%  14,380  14,472    (1%)  19,980  17,923     11%
Investment
Products -
Gross
Inflows(2)
           ------- ------- ------ ------- ------- ------- ------- ------- ------- ------- ------- -------
Group       11,448   7,407    55%   3,919   3,340     17%  15,413  15,300      1%  30,780  26,047     18%
Total
           ------- ------- ------ ------- -------  ------ ------- -------  ------ ------- -------  ------


INSURANCE OPERATIONS

                      Single                  Regular                  Total          Annual Equivalents (3)
              2005 Q3 2004 Q3 +/- (%) 2005 Q3 2004 Q3 +/- (%) 2005 Q3 2004 Q3 +/- (%) 2005 Q3 2004 Q3 +/- (%)
                  YTD     YTD             YTD     YTD             YTD     YTD             YTD     YTD
                 GBPm    GBPm            GBPm    GBPm            GBPm    GBPm            GBPm    GBPm
UK Insurance
Operations :
Direct to
Customer:
Individual         10       7     43%       6       6      0%      16      13     23%       7       7      0%
Pensions
Life - With        10       9     11%       1       1      0%      11      10     10%       2       2      0%
Profit Bond
Life - Other        -       -       -       1       1      0%       1       1      0%       1       1      0%
Individual        543     464     17%       -       -       -     543     464     17%      54      46     17%
Annuities
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Sub-Total         563     480     17%       8       8      0%     571     488     17%      64      56     14%
DWP Rebates       234     252    (7%)       -       -       -     234     252    (7%)      23      25    (8%)
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Total             797     732      9%       8       8      0%     805     740      9%      88      81      9%
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Business to
Business:
Corporate         160     108     48%      92     103   (11%)     252     211     19%     108     114    (5%)
Pensions
Individual        151     162    (7%)       -       -       -     151     162    (7%)      15      16    (6%)
Annuities
Bulk              413     253     63%       -       -       -     413     253     63%      41      25     64%
Annuities
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Total             724     523     38%      92     103   (11%)     816     626     30%     164     155      6%
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Intermediated
Distribution:
Individual         50      45     11%      14      16   (13%)      64      61      5%      19      21   (10%)
Pensions
Corporate          32     127   (75%)       6       7   (14%)      38     134   (72%)       9      20   (55%)
Pensions
Life - With       119     188   (37%)       -       -       -     119     188   (37%)      12      19   (37%)
Profit Bond
Life - Other      682     520     31%       -       -       -     682     520     31%      68      52     31%
Bond
Life - Other        4       -       -       5       3     67%       9       3    200%       5       3     67%
Individual        786     854    (8%)       -       -       -     786     854    (8%)      79      85    (7%)
Annuities
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Sub-Total       1,673   1,734    (4%)      25      26    (4%)   1,698   1,760    (4%)     192     199    (4%)
DWP Rebates        80      92   (13%)       -       -       -      80      92   (13%)       8       9   (11%)
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Total           1,753   1,826    (4%)      25      26    (4%)   1,778   1,852    (4%)     200     209    (4%)
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Partnerships:
Life - With         -       3       -       -       -       -       -       3       -       -       0       -
Profit Bond
Life - Other      628     573     10%       3       1    200%     631     574     10%      66      58     14%
Individual        145      88     65%       -       -       -     145      88     65%      15       9     67%
Annuities
Bulk            1,519       -       -       -       -       -   1,519       -       -     152       -       -
Annuities
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Total           2,292     664    245%       3       1    200%   2,295     665    245%     232      67    246%
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Total :
Individual         60      52     15%      20      22    (9%)      80      74      8%      26      27    (4%)
Pensions
Corporate         192     235   (18%)      98     110   (11%)     290     345   (16%)     117     134   (13%)
Pensions
Life - With       129     200   (36%)       1       1      0%     130     201   (35%)      14      21   (33%)
Profit Bond
Life - Other      682     520     31%       -       -       -     682     520     31%      68      52     31%
Bond
Life - Other      632     573     10%       9       5     80%     641     578     11%      72      62     16%
Individual      1,625   1,568      4%       -       -       -   1,625   1,568      4%     163     157      4%
Annuities
Bulk            1,932     253    664%       -       -           1,932     253    664%     193      25    672%
Annuities
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Sub-Total       5,252   3,401     54%     128     138    (7%)   5,380   3,539     52%     653     478     37%
DWP Rebates       314     344    (9%)       -       -       -     314     344    (9%)      31      34    (9%)
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Total UK        5,566   3,745     49%     128     138    (7%)   5,694   3,883     47%     685     513     34%
Insurance
Operations
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
European
Insurance
Operations :(1a)
Insurance         154      72    114%       -       1       -     154      73    111%      15       8     88%
Products
              ------- -------         ------- ------- ------- ------- ------- ------- ------- ------- -------
Total             154      72    114%       -       1       -     154      73    111%      15       8     88%
European
Insurance
Operations
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Total UK &      5,720   3,817     50%     128     139    (8%)   5,848   3,956     48%     700     521     34%
European
Insurance
Operations
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
US Insurance
Operations :(1a)
Fixed             639     838   (24%)       -       -       -     639     838   (24%)      64      84   (24%)
Annuities
Fixed Index       460     290     59%       -       -       -     460     290     59%      46      29     59%
Annuities
Variable        1,870   1,471     27%       -       -       -   1,870   1,471     27%     187     147     27%
Annuities
Life (9)            8      10   (20%)      10       9     11%      18      19    (5%)      11      10     10%
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Sub-total       2,977   2,609     14%      10       9     11%   2,987   2,618     14%     308     270     14%
Retail
Guaranteed        306     105    191%       -       -       -     306     105    191%      31      11    182%
Investment
Contracts
GIC - Medium      626     617      1%       -       -       -     626     617      1%      63      62      2%
Term Note
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Total US        3,909   3,331     17%      10       9     11%   3,919   3,340     17%     401     342     17%
Insurance
Operations
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Asian
Insurance
Operations :(1a)
China              10       6     67%      15      11     36%      25      17     47%      16      12     33%
Hong Kong         201     160     26%      55      54      2%     256     214     20%      75      70      7%
India (@26%)(6)     2       4   (50%)      41      25     64%      43      29     48%      41      25     64%
Indonesia          36      24     50%      29      18     61%      65      42     55%      33      20     65%
Japan              19      12     58%       3       5   (40%)      22      17     29%       5       6   (17%)
Korea              12      34   (65%)      90      45    100%     102      79     29%      91      48     90%
Malaysia            8       5     60%      45      39     15%      53      44     20%      46      39     18%
Singapore         194     155     25%      38      31     23%     232     186     25%      57      47     21%
Taiwan             95      67     42%     110      99     11%     205     166     23%     120     106     13%
Other (4)           6       7     14%      24      28   (14%)      30      35   (12%)      25      28   (11%)
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Total Asian       583     474     23%     450     354     27%   1,033     828     25%     508     401     27%
Insurance
Operations
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Group Total    10,212   7,622     34%     588     502     17%  10,800   8,124     33%   1,609   1,264     27%
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------


                                             Schedule 1B - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2005

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

                UK & Europe               US (1b)               Asia (1b)                Total

           2005 Q3 2004 Q3    +/- 2005 Q3 2004 Q3 +/- (%) 2005 Q3 2004 Q3    +/- 2005 Q3 2004 Q3    +/-
               YTD     YTD    (%)     YTD     YTD             YTD     YTD    (%)     YTD     YTD    (%)
              GBPm    GBPm           GBPm    GBPm            GBPm    GBPm           GBPm    GBPm
Total        5,848   3,955    48%   3,919   3,379     16%   1,033     816    27%  10,800   8,150    33%
Insurance
Products
Total        5,600   3,451    62%       -       -      0%  14,380  13,888     4%  19,980  17,339    15%
Investment
Products -
Gross
Inflows(2)
           ------- ------- ------ ------- ------- ------- ------- ------- ------ ------- ------- ------
Group       11,448   7,406    55%   3,919   3,379     16%  15,413  14,704     5%  30,780  25,489    21%
Total
           ------- ------- ------ ------- -------  ------ ------- ------- ------ ------- ------- ------

INSURANCE OPERATIONS

                      Single                  Regular                  Total          Annual Equivalents (3)
              2005 Q3 2004 Q3 +/- (%) 2005 Q3 2004 Q3 +/- (%) 2005 Q3 2004 Q3 +/- (%) 2005 Q3 2004 Q3 +/- (%)
                  YTD     YTD             YTD     YTD             YTD     YTD             YTD     YTD
                 GBPm    GBPm            GBPm    GBPm            GBPm    GBPm            GBPm    GBPm
UK Insurance
Operations :
Direct to
Customer:
Individual         10       7     43%       6       6      0%      16      13     23%       7       7      0%
Pensions
Life - With        10       9     11%       1       1      0%      11      10     10%       2       2      0%
Profit Bond
Life - Other        -       -       -       1       1      0%       1       1      0%       1       1      0%
Individual        543     464     17%       -       -       -     543     464     17%      54      46     17%
Annuities
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Sub-Total         563     480     17%       8       8      0%     571     488     17%      64      56     14%
DWP Rebates       234     252    (7%)       -       -       -     234     252    (7%)      23      25    (8%)
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Total             797     732      9%       8       8      0%     805     740      9%      88      81      9%
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Business to
Business:
Corporate         160     108     48%      92     103   (11%)     252     211     19%     108     114    (5%)
Pensions
Individual        151     162    (7%)       -       -       -     151     162    (7%)      15      16    (6%)
Annuities
Bulk              413     253     63%       -       -       -     413     253     63%      41      25     64%
Annuities
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Total             724     523     38%      92     103   (11%)     816     626     30%     164     155      6%
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Intermediated
Distribution:
Individual         50      45     11%      14      16   (13%)      64      61      5%      19      21   (10%)
Pensions
Corporate          32     127   (75%)       6       7   (14%)      38     134   (72%)       9      20   (55%)
Pensions
Life - With       119     188   (37%)       -       -       -     119     188   (37%)      12      19   (37%)
Profit Bond
Life - Other      682     520     31%       -       -       -     682     520     31%      68      52     31%
Bond
Life - Other        4       -       -       5       3     67%       9       3    200%       5       3     67%
Individual        786     854    (8%)       -       -       -     786     854    (8%)      79      85    (7%)
Annuities
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Sub-Total       1,673   1,734    (4%)      25      26    (4%)   1,698   1,760    (4%)     192     199    (4%)
DWP Rebates        80      92   (13%)       -       -       -      80      92   (13%)       8       9   (11%)
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Total           1,753   1,826    (4%)      25      26   (4%)    1,778   1,852    (4%)     200     209    (4%)
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Partnerships:
Life - With         -       3       -       -       -       -       -       3       -       -       0       -
Profit Bond
Life - Other      628     573     10%       3       1    200%     631     574     10%      66      58     14%
Individual        145      88     65%       -       -       -     145      88     65%      15       9     67%
Annuities
Bulk            1,519       -       -       -       -       -   1,519       -       -     152       -       -
Annuities
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Total           2,292     664    245%       3       1    200%   2,295     665    245%     232      67    246%
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Total :
Individual         60      52     15%      20      22    (9%)      80      74      8%      26      27    (4%)
Pensions
Corporate         192     235   (18%)      98     110   (11%)     290     345   (16%)     117     134   (13%)
Pensions
Life - With       129     200   (36%)       1       1      0%     130     201   (35%)      14      21   (33%)
Profit Bond
Life - Other      682     520     31%       -       -       -     682     520     31%      68      52     31%
Bond
Life - Other      632     573     10%       9       5     80%     641     578     11%      72      62     16%
Individual      1,625   1,568      4%       -       -       -   1,625   1,568      4%     163     157      4%
Annuities
Bulk            1,932     253    664%       -       -           1,932     253    664%     193      25    672%
Annuities
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Sub-Total       5,252   3,401     54%     128     138    (7%)   5,380   3,539     52%     653     478     37%
DWP Rebates       314     344    (9%)       -       -       -     314     344    (9%)      31      34    (9%)
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Total UK        5,566   3,745     49%     128     138    (7%)   5,694   3,883     47%     685     513     34%
Insurance
Operations
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
European
Insurance
Operations :(1b)
Insurance         154      71    117%       -       1       -     154      72    114%      15       8     88%
Products
              ------- -------         ------- ------- ------- ------- ------- ------- ------- ------- -------
Total             154      71    117%       -       1       -     154      72    114%      15       8     88%
European
Insurance
Operations
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Total UK &      5,720   3,816     50%     128     139    (8%)   5,848   3,955     48%     700     521     34%
European
Insurance
Operations
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
US Insurance
Operations :(1b)
Fixed             639     848   (25%)       -       -       -     639     848   (25%)      64      85   (25%)
Annuities
Fixed Index       460     293     57%       -       -       -     460     293     57%      46      29     59%
Annuities
Variable        1,870   1,489     26%       -       -       -   1,870   1,489     26%     187     149     26%
Annuities
Life (9)            8      10   (20%)      10       9     11%      18      19    (5%)      11      10     10%
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Sub-total       2,977   2,640     13%      10       9     11%   2,987   2,649     13%     308     273     13%
Retail
Guaranteed        306     106    189%       -       -       -     306     106    189%      31      11    182%
Investment
Contracts
GIC - Medium      626     624      0%       -       -       -     626     624      0%      63      62      2%
Term Note
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Total US        3,909   3,370     16%      10       9     11%   3,919   3,379     16%     401     346     16%
Insurance
Operations
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Asian
Insurance
Operations :
(1b)
China              10       6     67%      15      11     36%      25      17     47%      16      12     33%
Hong Kong         201     162     24%      55      55      0%     256     217     18%      75      71      6%
India (@26%)(6)     2       4   (50%)      41      24     71%      43      28     54%      41      24     71%
Indonesia          36      27     33%      29      20     45%      65      47     38%      33      23     43%
Japan              19      12     58%       3       5   (40%)      22      17     29%       5       6   (17%)
Korea              12      30   (60%)      90      40    125%     102      70     46%      91      43    112%
Malaysia            8       5     60%      45      39     15%      53      44     20%      46      40     15%
Singapore         194     153     27%      38      31     23%     232     184     26%      57      46     24%
Taiwan             95      64     48%     110      95     16%     205     159     29%     120     101     19%
Other (4)           6       6      0%      24      27   (11%)      30      33    (9%)      25      28   (11%)
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Total Asian       583     469     24%     450     347     30%   1,033     816     27%     508     394     29%
Insurance
Operations
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Group Total    10,212   7,655     33%     588     495     19%  10,800   8,150     33%   1,609   1,261     28%
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------

                                                                      Schedule 2

PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2005

INVESTMENT OPERATIONS



               Opening   Gross Redemptions     Net     Other  Market &      Net   Closing
                   FUM inflows             inflows movements  currency movement       FUM
                                                             movements   in FUM
 2005

M&G
Retail          11,613   2,714    ( 1,815)     899         -     1,214    2,113    13,726
Institutional   17,092   2,886    ( 1,050)   1,836    ( 156)     1,262    2,942    20,034
(5)
               ------- -------     ------- -------   -------   -------  -------   -------
Total M&G       28,705   5,600    ( 2,865)   2,735    ( 156)     2,476    5,055    33,760
               ------- -------     ------- -------   -------   -------  -------   -------

Asia
India (10)       2,144   8,497     (8,357)     140   (1,186)       314    (732)     1,412
Taiwan           1,797   1,836    ( 2,406)  ( 570)         -       143   ( 427)     1,370
Korea            1,427   2,239    ( 1,766)     473     ( 21)       275      727     2,154
Japan            1,638   1,138      ( 302)     836         -        68      904     2,542
Other Mutual       583     611      ( 431)     180         -        55      235       818
Fund
Operations
               ------- -------     ------- -------   -------   -------  -------   -------
Total Asian      7,589  14,321    (13,262)   1,059   (1,207)       855      707     8,296
Mutual Fund
Operations
               ------- -------     ------- -------   -------   -------  -------   -------
Hong Kong MPF      244      59       ( 22)      37         -        30       67       311
Products
(@36%) (6)

Third Party        705       -      ( 150)  ( 150)         -       114    ( 36)       669
Institutional
Mandates
               ------- -------     ------- -------   -------   -------  -------   -------
Total Asia         949      59      ( 172)  ( 113)         -       144       31       980
Other
               ------- -------     ------- -------   -------   -------  -------   -------
               ------- -------     ------- -------   -------   -------  -------   -------
Total Asian      8,538  14,380    (13,434)     946   (1,207)       999      738     9,276
Investment
Operations
               ------- -------     ------- -------   -------   -------  -------   -------
               ------- -------     ------- -------   -------   -------  -------   -------
Total           37,243  19,980    (16,299)   3,681   (1,363)     3,475    5,793    43,036
Investment
Products

               ------- -------     ------- -------   -------   -------  -------   -------

               Opening   Gross Redemptions     Net     Other  Market &      Net   Closing
                   FUM inflows             inflows movements  currency movement       FUM
                                                             movements   in FUM
2004

M&G
Retail          10,144   1,242    ( 1,088)     154         -       431      585    10,729
Institutional   14,048   2,209    ( 1,746)     463        22       614    1,099    15,147
(5)
               ------- -------     ------- -------   -------   -------  -------   -------
Total M&G       24,192   3,451    ( 2,834)     617        22     1,045    1,684    25,876
               ------- -------     ------- -------   -------   -------  -------   -------
Asia

India            2,049   6,519     (6,683)   (164)      (19)     ( 13)   ( 196)     1,853
Taiwan           2,666   4,609    ( 5,426)  ( 817)         -     ( 43)   ( 860)     1,806
Korea              933   1,625    ( 1,179)     446     ( 33)        12      425     1,358
Japan              411     648       ( 81)     567         -         1      568
Other Mutual       341     318      ( 129)     189         -        15      204       545
Fund
Operations
               ------- -------     ------- -------   -------   -------  -------   -------
Total Asian      6,400  13,719    (13,498)     221     ( 52)     ( 28)      141     6,541
Mutual Fund
Operations
               ------- -------     ------- -------   -------   -------  -------   -------
Hong Kong MPF      196      57       ( 21)      36         -      ( 1)       35       231
Products
(@36%) (6)

Third Party        552     112      ( 140)   ( 28)         -        33        5       557
Institutional
Mandates
               ------- -------     ------- -------   -------   -------  -------   -------
Total Asia         748     169      ( 161)       8         -        32       40       788
Other
               ------- -------     ------- -------   -------   -------  -------   -------
               ------- -------     ------- -------   -------   -------  -------   -------
Total Asian      7,148  13,888   ( 13,659)     229     ( 52)         4      181     7,329
Investment
Operations
               ------- -------     ------- -------   -------   -------  -------   -------
               ------- -------     ------- -------   -------   -------  -------   -------
Total           31,340  17,339    (16,493)     846     ( 30)     1,049    1,865    33,205
Investment
Products

               ------- -------     ------- -------   -------   -------  -------   -------

               Opening   Gross Redemptions     Net     Other  Market &      Net   Closing
                   FUM inflows             inflows movements  currency movement       FUM
                                                             movements   in FUM
2005 movement
relative to
2004

M&G
Retail             14%    119%       (67%)    484%         -      182%     261%       28%
Institutional(5)   22%     31%         40%    297%    (809%)      106%     168%       32%
               ------- -------     ------- -------   -------   -------  -------   -------
Total M&G          19%     62%        (1%)    343%    (809%)      137%     200%        0%
               ------- -------     ------- -------   -------   -------  -------   -------
Asia                                                             2,503
India               5%     30%       (25%)    185%   (6142%)    2,515%   (273%)        0%
Taiwan           (33%)   (60%)         56%     30%         -      433%      50%        0%
Korea              53%     38%       (50%)      6%       36%     2192%      71%        1%
Japan             299%     76%      (273%)     47%         -     6700%      59%      160%
Other Mutual       71%     92%      (234%)    (5%)         -      267%      15%       50%
Fund
Operations
               ------- -------     ------- -------   -------   -------  -------   -------
Total Asian        19%      4%          2%    379%   (2221%)     3154%     401%       27%
Mutual Fund
Operations
               ------- -------     ------- -------   -------   -------  -------   -------
Hong Kong MPF      24%      4%        (5%)      3%         -     3100%      91%       35%
Products
(@36%) (6)

Third Party        28%      0%        (7%)  (436%)         -      245%   (820%)       20%
Institutional
Mandates
               ------- -------     ------- -------   -------   -------  -------   -------
Total Asia         27%   (65%)        (7%) (1513%)         -      350%    (23%)       24%
Other
               ------- -------     ------- -------   -------   -------  -------   -------
               ------- -------     ------- -------   -------   -------  -------   -------
Total Asian        19%      4%          2%    313%   (2221%)    24875%     308%       27%
Investment
Operations
               ------- -------     ------- -------   -------   -------  -------   -------
               ------- -------     ------- -------   -------   -------  -------   -------
Total              19%     15%          1%    335%   (4443%)      231%     211%       30%
Investment
Products
               ------- -------     ------- -------   -------   -------  -------   -------



US (7)                                                         2005 Q3  2004 Q3    +/-(%)
                                                                  YTD       YTD
                                                                  GBPm

Curian Capital
External Funds                                                     854      441       94%
under
Administration
                                                               -------  ------- ---------

                                                                      Schedule 3

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 3 2005 VERSUS QUARTER 3 2004

INSURANCE OPERATIONS

                      Single                  Regular                  Total          Annual Equivalents (3)
              Q3 2005 Q3 2004 +/- (%) Q3 2005 Q3 2004 +/- (%) Q3 2005 Q3 2004 +/- (%)     Q3 Q3 2004 +/- (%)
                                                                                        2005
                 GBPm    GBPm            GBPm    GBPm            GBPm    GBPm           GBPm    GBPm
UK Insurance
Operations :
Direct to
Customer:
Individual          2       1    100%       2       2      0%       4       3     33%      2       2      0%
Pensions
Life - With         4       3     33%       -       -       -       4       3     33%      0       0      0%
Profit Bond
Life - Other        -       -       -       -       -       -       -       -       -      -       -       -
Individual        178     159     12%       -       -       -     178     159     12%     18      16     13%
Annuities
              ------- ------- ------- ------- ------- ------- -------  ------ ------- ------  ------ -------
Sub-Total         184     163     13%       2       2      0%     186     165     13%     20      18     11%
DWP Rebates         -       -       -       -       -       -       -       -       -      -       -       -
              ------- ------- ------- ------- ------- ------- -------  ------ ------- ------  ------ -------
Total             184     163     13%       2       2      0%     186     165     13%     20      18     11%
              ------- ------- ------- ------- ------- ------- -------  ------ ------- ------  ------ -------
Business to
Business:
Corporate          46      31     48%      25      28   (11%)      71      59     20%     30      31    (3%)
Pensions
Individual         54      68   (21%)       -       -       -      54      68   (21%)      5       7   (29%)
Annuities
Bulk               93      43    116%       -       -       -      93      43    116%      9       4    125%
Annuities
              ------- ------- ------- ------- ------- ------- -------  ------ ------- ------  ------ -------
Total             193     142     36%      25      28   (11%)     218     170     28%     44      42      5%
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------  ------ -------
Intermediated
Distribution:
Individual         11      12    (8%)       5       5      0%      16      17    (6%)      6       6      0%
Pensions
Corporate           9      10   (10%)       2       2      0%      11      12    (8%)      3       3      0%
Pensions
Life - With        44      55   (20%)       -       -       -      44      55   (20%)      4       6   (33%)
Profit Bond
Life - Other      209     206      1%       -       -       -     209     206      1%     21      21      0%
Bond
Life - Other        1       -       -       2       1    100%       3       1    200%      2       1    100%
Individual        228     309   (26%)       -       -       -     228     309   (26%)     23      31   (26%)
Annuities
              ------- ------- ------- ------- ------- ------- -------  ------ ------- ------  ------ -------
Sub-Total         502     592   (15%)       9       8     13%     511     600   (15%)     59      67   (12%)
DWP Rebates         -       -       -       -       -       -       -       -      0%      -       -       -
              ------- ------- ------- ------- ------- ------- -------  ------ ------- ------  ------ -------
Total             502     592   (15%)       9       8     13%     511     600   (15%)     59      67   (12%)
              ------- ------- ------- ------- ------- ------- -------  ------ ------- ------  ------ -------
Partnerships:
Life - With         -       1       -       -       -       -       -       1       -      -       0       -
Profit Bond
Life - Other      203     234   (13%)       2       1    100%     205     235   (13%)     22      24    (8%)
Individual         52      40     30%       -       -       -      52      40     30%      5       4     25%
Annuities
Bulk               44       -       -       -       -       -      44       -       -      4       -       -
Annuities
              ------- ------- ------- ------- ------- ------- -------  ------ ------- ------  ------ -------
Total             299     275      9%       2       1    100%     301     276      9%     32      29     10%
              ------- ------- ------- ------- ------- ------- -------  ------ ------- ------  ------ -------
Total :
Individual         13      13      0%       7       7      0%      20      20      0%      8       8      0%
Pensions
Corporate          55      41     34%      27      30   (10%)      82      71     15%     33      34    (3%)
Pensions
Life - With        48      59   (19%)       -       -       -      48      59   (19%)      5       6   (17%)
Profit Bond
Life - Other      209     206      1%       -       -       -     209     206      1%     21      21      0%
Bond
Life - Other      204     234   (13%)       4       2    100%     208     236   (12%)     24      25    (4%)
Individual        512     576   (11%)       -       -       -     512     576   (11%)     51      58   (12%)
Annuities
Bulk              137      43    219%       -       -       -     137      43    219%     14       4    250%
Annuities
              ------- ------- ------- ------- ------- ------- -------  ------ ------- ------  ------ -------
Sub-Total       1,178   1,172      1%      38      39    (3%)   1,216   1,211      0%    156     156      0%
DWP Rebates         -       -       -       -       -       -       -       -       -      -       -       -
              ------- ------- ------- ------- ------- ------- -------  ------ ------- ------  ------ -------
Total UK        1,178   1,172      1%      38      39    (3%)   1,216   1,211      0%    156     156      0%
Insurance
Operations
              ------- ------- ------- ------- ------- ------- -------  ------ ------- ------  ------ -------
European
Insurance
Operations :)
Insurance          34      35    (3%)       -       1       -      34      36    (6%)      3       5   (40%)
Products
              ------- ------- ------- ------- ------- ------- -------  ------ ------- ------  ------ -------
Total              34      35    (3%)       -       1       -      34      36    (6%)      3       5   (40%)
European
Insurance
Operations
              ------- ------- ------- ------- ------- ------- -------  ------ ------- ------  ------ -------
              ------- ------- ------- ------- ------- ------- -------  ------ ------- ------  ------ -------
Total UK &      1,212   1,207      0%      38      40    (5%)   1,250   1,247      0%    159     161    (1%)
European
Insurance
Operations
              ------- ------- ------- ------- ------- ------- -------  ------ ------- ------  ------ -------
US Insurance                                               0%
Operations :(8)
Fixed             229     275   (17%)       -       -       -     229     275   (17%)     23      28   (18%)
Annuities
Fixed Index       164     136     21%       -       -       -     164     136     21%     16      14     14%
Annuities
Variable          686     483     42%       -       -       -     686     483     42%     69      48     44%
Annuities
Life (9)            2       6   (67%)       4       4      0%       6      10   (40%)      4       5   (20%)
              ------- ------- ------- ------- ------- ------- -------  ------ ------- ------ ------- -------
Sub-total       1,081     900     20%       4       4      0%   1,085     904     20%    112      94     19%
Retail
Guaranteed        119      75     59%       -       -       -     119      75     59%     12       7     71%
Investment
Contracts
GIC - Medium       10      55   (82%)       -       -       -      10      55   (82%)      1       6   (83%)
Term Note
              ------- -------       - -------  ------ ------- -------  ------ ------- ------ ------- -------
Total US        1,210   1,030     17%       4       4      0%   1,214   1,034     17%    125     107     17%
Insurance
Operations
              ------- ------- ------- -------  ------ ------- -------  ------ ------- ------ ------- -------
Asian
Insurance
Operations :
China               5       1    400%       6       5     20%      11       6     83%      7       5     40%
Hong Kong          54      53      2%      20      19      5%      74      72      3%     25      24      4%
India (@26%)(6)     1       1      0%      14       7    100%      15       8     88%     14       7    100%
Indonesia           8       6     33%      12       6    100%      20      12     67%     13       7     86%
Japan               8       5     60%       1       2   (50%)       9       7     29%      2       3   (33%)
Korea               2       3   (33%)      31      13    138%      33      16    106%     31      13    138%
Malaysia            2       2      0%      17      18    (6%)      19      20    (5%)     17      18    (6%)
Singapore          77      57     35%      15      11     36%      92      68     35%     23      17     35%
Taiwan             23      34   (32%)      55      38     45%      78      72      8%     57      41     39%
Other (4)           3       2     50%       8      10   (20%)      11      12    (8%)      8      10   (20%)
              ------- ------- ------- -------  ------ ------- -------  ------ ------- ------ ------- -------
Total Asian       183     164     12%     179     129     39%     362     293     24%    197     145     36%
Insurance
Operations
              ------- ------- ------- -------  ------ ------- -------  ------ ------- ------ ------- -------
              ------- ------- ------- -------  ------ ------- -------  ------ ------- ------ ------- -------
Group Total     2,605   2,401      8%     221     173     28%   2,826   2,574     10%    481     413     16%
              ------- ------- ------- -------  ------ ------- -------  ------ ------- ------ ------- -------

                                                      INVESTMENT OPERATIONS
             M&G (5)                  Asia Mutual Funds                Asia Other            Total Investment Products

        Q3 2005 Q3 2004   +/- (%)   Q3 2005   Q3 2004   +/- (%)   Q3 2005   Q3 2004  +/- (%)   Q3 2005 Q3 2004   +/- (%)
          GBPm     GBPm                GBPm      GBPm                GBPm      GBPm               GBPm    GBPm
Opening
FUM    31,171    24,442       28%     9,388     6,876       37%       900       765      18%    41,459  32,083       29%

Gross   2,021     1,275       59%     4,938     4,176       18%        20        16      25%     6,980   5,467       28%
inflows
Less   ( 966)    ( 568)     (70%)  ( 4,554)  ( 4,608)      (1%)      ( 9)      ( 5)    (80%)  ( 5,529)( 5,180)      (7%)
redemp
tions
      -------- --------- --------- --------- --------- --------- --------- --------- -------- -------- ------- ---------
Net
flows   1,055       707       49%       385    ( 431)      189%        11        12     (8%)     1,451     287      406%
Other   ( 35)        63    (156%)  ( 1,161)     ( 13)   (8831%)         -         -        -  ( 1,196)      50   (2492%)
move
ments
Market
and     1,569       663      137%    ( 316)       110    (387%)        69        12     475%     1,322     785       68%
currency
movements
      -------- --------- --------- --------- --------- --------- --------- --------- -------- -------- ------- ---------
Net     2,589     1,434       81%   (1,093)    ( 335)    (226%)        80        23     248%     1,577   1,122       41%
move
ment
in
FUM
      -------- --------- --------- --------- --------- --------- --------- --------- -------- -------- ------- ---------
Closing
FUM    33,760    25,876       30%     8,296     6,541       27%       980       788      24%    43,036  33,205       30%
      -------- --------- --------- --------- --------- --------- --------- --------- -------- -------- ------- ---------

                                                                      Schedule 4


PRUDENTIAL PLC - NEW BUSINESS - QUARTER 3 2005 VERSUS QUARTER 3 2004

INSURANCE OPERATIONS


                      Single                  Regular                  Total          Annual Equivalents (3)
              Q3 2005 Q2 2005 +/- (%) Q3 2005 Q2 2005 +/- (%) Q3 2005 Q2 2005 +/- (%) Q3 2005 Q2 2005 +/- (%)
                 GBPm    GBPm            GBPm    GBPm            GBPm    GBPm            GBPm    GBPm
UK Insurance
Operations :
Direct to
Customer:
Individual          2       4   (50%)       2       2      0%       4       6   (33%)       2       2      0%
Pensions
Life - With         4       4      0%       -       -       -       4       4      0%       0       0      0%
Profit Bond
Individual        178     198   (10%)       -       -       -     178     198   (10%)      18      20   (10%)
Annuities
              ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Sub-Total         184     206   (11%)       2       2      0%     186     208   (11%)      20      23   (13%)
DWP Rebates         -       -       -       -       -       -       -       -      0%       -       -       -
              ------- ------- ------- ------- ------- -------  ------ ------- ------- ------- ------- -------
Total             184     206   (11%)       2       2      0%     186     208   (11%)      20      23   (13%)
              ------- ------- ------- ------- ------- -------  ------ ------- ------- ------- ------- -------
Business to
Business:
Corporate          46      58   (21%)      25      36   (31%)      71      94   (24%)      30      42   (29%)
Pensions
Individual         54      48     13%       -       -       -      54      48     13%       5       5      0%
Annuities
Bulk               93     106   (12%)       -       -       -      93     106   (12%)       9      11   (18%)
Annuities
              ------- ------- ------- ------- ------- -------  ------ ------- ------- ------- ------- -------
Total             193     212    (9%)      25      36   (31%)     218     248   (12%)      44      57   (23%)
              ------- ------- ------- ------- ------- -------  ------ ------- ------- ------- ------- -------
Intermediated
Distribution:
Individual         11      18   (39%)       5       5      0%      16      23   (30%)       6       7   (14%)
Pensions
Corporate           9      13   (31%)       2       2      0%      11      15   (27%)       3       3      0%
Pensions
Life - With        44      42      5%       -       -       -      44      42      5%       4       4      0%
Profit Bond
Life - Other      209     247   (15%)       -       -       -     209     247   (15%)      21      25   (16%)
Bond
Life - Other        1       3   (67%)       2       1    100%       3       4   (25%)       2       1    100%
Individual        228     288   (21%)       -       -       -     228     288   (21%)      23      29   (21%)
Annuities
              ------- ------- ------- ------- ------- -------  ------ ------- ------- ------- ------- -------
Sub-Total         502     611   (18%)       9       8     13%     511     619   (17%)      59      69   (14%)
DWP Rebates         -       -       -       -       -       -       -       -       -       -       -       -
              ------- ------- ------- ------- ------- -------  ------ ------- ------- ------- ------- -------
Total             502     611   (18%)       9       8     13%     511     619   (17%)      59      69   (14%)
              ------- ------- ------- ------- ------- -------  ------ ------- ------- ------- ------- -------
Partnerships:
Life - With         -       -       -       -       -       -       -       -       -       -       -       -
Profit Bond
Life - Other      203     228   (11%)       2       -       -     205     228   (10%)      22      23    (4%)
Individual         52      50      4%       -       -       -      52      50      4%       5       5      0%
Annuities
Bulk               44   1,450   (97%)       -       -       -      44   1,450   (97%)       4     145   (97%)
Annuities
              ------- ------- ------- ------- ------- -------  ------ ------- ------- ------- ------- -------
Total             299   1,728   (83%)       2       -       -     301   1,728   (83%)      32     173   (82%)
              ------- ------- ------- ------- ------- -------  ------ ------- ------- ------- ------- -------
Total :
Individual         13      22   (41%)       7       7      0%      20      29   (31%)       8       9   (11%)
Pensions
Corporate          55      71   (23%)      27      38   (29%)      82     109   (25%)      33      45   (27%)
Pensions
Life - With        48      46      4%       -       -       -      48      46      4%       5       5      0%
Profit Bond
Life - Other      209     247   (15%)       -       -       -     209     247   (15%)      21      25   (16%)
Bond
Life - Other      204     231   (12%)       4       1    300%     208     232   (10%)      24      24      0%
Individual        512     584   (12%)       -       -       -     512     584   (12%)      51      58   (12%)
Annuities
Bulk              137   1,556   (91%)       -       -       -     137   1,556   (91%)      14     156   (91%)
Annuities
              ------- ------- ------- ------- ------- -------  ------ ------- ------- ------- ------- -------
Sub-Total       1,178   2,757   (57%)      38      46   (17%)   1,216   2,803   (57%)     156     322   (52%)
DWP Rebates         -       -       -       -       -       -       -       -       -       -       -       -
              ------- ------- ------- ------- ------- -------  ------ ------- ------- ------- ------- -------
Total UK        1,178   2,757   (57%)      38      46   (17%)   1,216   2,803   (57%)     156     322   (52%)
Insurance
Operations
              ------- ------- ------- ------- ------- -------  ------ ------- ------- ------- ------- -------
European
Insurance
Operations :(8)
Insurance          34      81   (58%)       -       -       -      34      81   (58%)       3       8   (63%)
Products
              ------- ------- ------- ------- ------- -------  ------ ------- ------- ------- ------- -------
Total              34      81   (58%)       -       -       -      34      81   (58%)       3       8   (63%)
European
Insurance
Operations
              ------- ------- ------- ------- ------- -------  ------ ------- ------- ------- ------- -------
              ------- ------- ------- ------- ------- -------  ------ ------- ------- ------- ------- -------
Total UK &      1,212   2,838   (57%)      38      46   (17%)   1,250   2,884   (57%)     159     330   (52%)
European
Insurance
Operations
              ------- ------- ------- ------- ------- -------  ------ ------- ------- ------- ------- -------
US Insurance
Operations :(8)
Fixed             229     245    (7%)       -       -       -     229     245    (7%)      23      25    (8%)
Annuities
Fixed Index       164     169    (3%)       -       -       -     164     169    (3%)      16      17    (6%)
Annuities
Variable          686     637      8%       -       -       -     686     637      8%      69      64      8%
Annuities
Life (9)            2       2      0%       4       3     33%       6       5     20%       4       3     33%
              ------- ------- ------- ------- ------- -------  ------ ------- ------- ------- ------- -------
Sub-total       1,081   1,053      3%       4       3     33%   1,085   1,056      3%     112     108      4%
Retail
Guaranteed        119     137   (13%)       -       -       -     119     137   (13%)      12      14   (14%)
Investment
Contracts
GIC - Medium       10     256   (96%)       -       -       -      10     256   (96%)       1      26   (96%)
Term Note
              ------- -------       - ------- ------- -------  ------ ------- ------- ------- ------- -------
Total US        1,210   1,446   (16%)       4       3     33%   1,214   1,449   (16%)     125     148   (16%)
Insurance
Operations
              ------- ------- ------- ------- ------- -------  ------ ------- ------- ------- ------- -------
Asian
Insurance
Operations :(8)
China               5       4     25%       6       5     20%      11       9     22%       7       5     40%
Hong Kong          54      95   (43%)      20      18     11%      74     113   (35%)      25      28   (11%)
India (@26%)(6)     1       -       -      14       9     56%      15       9     67%      14       9     56%
Indonesia           8      12   (33%)      12      10     20%      20      22    (9%)      13      11     18%
Japan               8       6     33%       1       1      0%       9       7     29%       2       2      0%
Korea               2       6   (67%)      31      32    (3%)      33      38   (13%)      31      33    (6%)
Malaysia            2       4   (50%)      17      16      6%      19      20    (5%)      17      16      6%
Singapore          77      72      7%      15      12     25%      92      84     10%      23      19     21%
Taiwan             23      48   (52%)      55      33     67%      78      81    (4%)      57      38     50%
Other (4)           3       2     50%       8       8      0%      11      10     10%       8       8      0%
              ------- ------- ------- ------- ------- -------  ------ ------- ------- ------- ------- -------
Total Asian       183     249   (27%)     179     144     24%     362     393    (8%)     197     169     17%
Insurance
Operations
              ------- ------- ------- ------- ------- -------  ------ ------- ------- ------- ------- -------
              ------- ------- ------- ------- ------- -------  ------ ------- ------- ------- ------- -------
Group Total     2,605   4,533   (43%)     221     193     15%   2,826   4,726   (40%)     481     646   (26%)
              ------- ------- ------- ------- ------- -------  ------ ------- ------- ------- ------- -------


INVESTMENT OPERATIONS
              M&G (5)                 Asia Mutual Funds              Asia Other           Total Investment Products

        Q3 2005   Q2 2005 +/- (%)   Q3 2005   Q2 2005   +/- (%) Q3 2005   Q2 2005 +/- (%)    Q3 2005   Q2 2005 +/- (%)
           GBPm      GBPm              GBPm      GBPm              GBPm      GBPm               GBPm      GBPm
Opening
FUM      31,171    30,061      4%     9,388     7,835       20%     900       973    (8%)     41,549    38,868    7%

Gross     2,021     1,487     36%     4,938     4,766        4%      20        20      0%      6,980     6,273   11%
inflows
Less     ( 966)  ( 1,067)      9%  ( 4,554)  ( 4,289)      (6%)    ( 9)    ( 157)     94%   ( 5,529)  ( 5,513)    0%
redemp
tions
       -------- --------- ------- --------- --------- --------- ------- --------- ------- ---------- --------- ------
Net
flows     1,055       420    151%       385       477     (19%)      11    ( 137)    108%      1,451       760   91%
Other     ( 35)    ( 190)     82%  ( 1,161)      ( 6)  (19250%)       -         -       -   ( 1,196)    ( 196)(510%)
movements
Market
and       1,569       879     78%    ( 316)     1,082    (129%)      69        64      8%      1,322     2,026 (35%)
currency
movements
       -------- --------- ------- --------- --------- --------- ------- --------- ------- ---------- --------- ------
Net       2,589     1,109    133%   (1,093)     1,554    (170%)      80     ( 73)    210%      1,577     2,590 (39%)
move
ment in
FUM
       -------- --------- ------- --------- --------- --------- ------- --------- ------- ---------- --------- ------
Closing
FUM      33,760    31,170      8%     8,296     9,388     (12%)     980       900      9%     43,036    41,459    4%
       -------- --------- ------- --------- --------- --------- ------- --------- ------- ---------- --------- ------


Notes to Schedules :
(1a) Insurance and investment new business for overseas operations has been calculated using constant exchange rates. The applicable rate for Jackson National Life is 1.84

A comparison between the results at actual exchange rates and at constant exchange rates is given in the press release.

(1b) Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson National Life is 1.84 (2004: 1.82).

(2) Represents cash received from sale of investment products.

(3) Annual Equivalents, calculated as regular new business contributions plus 10% single new business contributions, are subject to roundings.

(4) In Asia, 'Other' insurance operations include Thailand, the Philippines and Vietnam.

(5) Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(6) New business in India is included at Prudential's 26% interest in the India life operation. Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36% interest in the Hong Kong MPF operation.

(7) Balance sheet figures have been calculated at the closing exchange rate. The 2004 balance is shown on a constant exchange rate.

(8) Sales are converted using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods

(9) US Life sales for 2004 restated to be consistent with the presentation of Full Year 2004 results.

(10) On 26 August, Prudential's joint venture partner in the Prudential ICICI Asset Management Company purchased an additional 6% share ownership. As a result, Prudential no longer consolidates the company as a subsidiary. 2004 results are reported at 100%.



END
--------------------------
(1) VARDS



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 26 October 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn

                                              Jon Bunn
                                              Director of Public Relations